August 4, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Kevin Dougherty

Re:	Virgin Galactic Holdings, Inc. Registration Statement on Form S-1 Filed on August 3, 2020
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby join in the request of Virgin Galactic Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective as of 5:00 p.m. Eastern Time on August 5, 2020, or as soon as practicable thereafter. Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 2,000 copies of the Preliminary Prospectus dated August 3, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.
The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jesse Chasse
Name: Jesse Chasse
Title: Director

MORGAN STANLEY & CO. LLC

By:	/s/ Phillip Ingle
Name: Phillip Ingle
Title: Managing Director
[Signature Page to Acceleration Request Letter]